UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

IMAGE ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

452439 20 1

(CUSIP Number)

Susan Tregub, Esq.

BTP Acquisition Company, LLC

10100 Santa Monica Boulevard, Suite 1250

Los Angeles, CA 90067

(310) 286-7260

Copy to:

Michael Barnes, Esq.

Barnes Law Firm PC

2425 Olympic Blvd., Suite 520E

Santa Monica, CA 90404

(310) 828-7300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 25, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issuer

This statement amends the Schedule 13D, filed by BTP Acquisition Company, LLC (“BTP”) with the United States Securities and Exchange Commission (the “SEC”) on April 6, 2007, as amended by Amendment No. 1 filed with the SEC on July 2, 2007 and by Amendment No. 2 filed with the SEC on December 21, 2007 and as further amended by Amendment No. 3 filed with the SEC on January 24, 2008, as amended (the “Amended Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Image Entertainment, Inc. (“Image”), a corporation organized under the laws of the State of Delaware. Capitalized terms used and not defined in this Amendment No. 4 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Amended Schedule 13D.

Item 4.	Purpose of Transaction

On January 23, 2008, BTP issued to Image Entertainment a notice of breach by Image respecting the Merger.

On January 25, 2008, Image Entertainment issued a press release which stated that Image had “notified BTP Acquisition Company, LLC… that BTP is in breach of the amended and restated merger agreement, dated June 27, 2007.” The Image press release also stated that Image “filed a lawsuit in the Los Angeles County Superior Court on the afternoon of January 24, 2008 against CT1 Holdings, BTP Acquisition Company and ThinkFilm asserting causes of action for breach of contract under the output distribution agreement and declaratory relief.”

On January 25, 2008 Image appeared in an ex parte hearing in Los Angeles County Superior Court, seeking a temporary restraining order against BTP and its affiliates. Image’s motion was denied by the court.

On January 25, 2008, BTP issued a press release addressing (1) the lawsuit filing by Image, (2) the default by Image under the Merger Agreement, and (3) the default by Image under the Output Distribution Agreement, a copy of which is attached hereto as Exhibit 99.1.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Document:

Exhibit 99.1	Press release, issued January 25, 2008, by BTP and its affiliates.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2008

BTP ACQUISITION COMPANY, LLC

By: R2D2, LLC, its Manager

By:	/s/ David Bergstein
Name:	David Bergstein
Its:	Manager

EXHIBIT INDEX

Exhibit	Document:

Exhibit 99.1	Press release, issued January 25, 2008, by BTP and its affiliates.